LOCAL CORPORATION

7555 Irvine Center Drive

Irvine, CA 92618

May 30, 2013

Mr. Mark P. Shuman, Esq.

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, D.C. 20549

Re:	Local Corporation
Registration Statement on Form S-3
Filed May 6, 2013
File No. 333-188383

Dear Mr. Shuman:

This letter responds to the comments of the letter dated May 24, 2013, to Heath Clarke on behalf of Local Corporation (the “Company”) received from you with respect to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form S-3 filed on May 6, 2013 (“Form S-3”). We have reproduced below in bold font each of the Staff comments set forth in the May 24, 2013, letter, together with the Company’s responses in regular font immediately following each reproduced comment. The Company’s responses in this letter correspond to the numbers you placed adjacent to your comments in the May 24, 2013, letter.

Fee Table

1.	It appears the number of shares of common shares into which the notes and interest thereon may be converted may increase without an upper bound as a consequence of the “alternate” fluctuating conversion rate that is 80% of a weighted average market price at the time of conversion. Please revise your reference in footnote (1) to the overage of additional shares under Securities Act Rule 416 to reflect your understanding that you cannot rely on Rule 416 to register an indeterminate number of additional shares of common stock issuable as a result of decreasing conversion rates that the result of fluctuating market prices. To the extent the number of shares to be issued upon exercise of the notes exceeds the number you register in the fee table, as a result of the decreases in the market-price dependent conversion rate, you must file a new registration statement to cover the additional shares issuable as a result of the market-price dependent changes in the conversion rate. Refer to Securities Act Compliance and Disclosure Interpretations Question 213.02.

The “alternate” fluctuating conversion rate is applicable in the event of default, as defined in the Financing documents. As requested, the Company will revise footnote (1) to read as follows (additions in bold italics):

“(1) All 4,573,216 shares registered pursuant to this registration statement are to be offered by the selling stockholders. Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), this registration statement also covers such number of additional shares of common stock to prevent dilution resulting from stock splits, stock dividends or similar events or as a result of anti-dilution provisions contained in the warrants. Except for up to 890,668 shares of our common stock registered pursuant to this registration statement, this registration statement specifically does not cover an indeterminate number of additional shares of common stock that could become issuable by the Company to the selling stockholders in the event there is an event of default under the Convertible Notes, the selling stockholders elect to use the alternative conversion price to convert their Convertible Notes, and the alternative conversion price is less than the then-current conversion price for the Convertible Notes. In such an event, we will file a new registration statement to cover the additional shares issuable.”

2.	You use a proposed maximum offering price of $1.63 based on average of recent sales prices for your common stock. Tell us the consideration you gave to incorporating the 20% discount from the VWAP price in determining the conversion rate and the number of shares issuable.

The 20% discount from the VWAP price is only applicable in certain default scenarios. In the absence of such default scenarios, the conversion price at which the notes are converted into shares of Company common stock is $2.01 per share, unless other conversion price adjustment provisions are triggered. As a result, the Company thought it was more appropriate to calculate the registration fee in accordance with Rule 457(c) under the Securities Act based on the average of the high and low sales prices of the Company’s common stock on the Nasdaq Capital Market on May 2, 2013, which was approximately $1.63.

3.	From your disclosure in footnote (4), it appears that the 890,668 shares of common that you are registering could have been issued as a result of conversion, anti-dilution adjustments, or other obligations. Expand the footnote to describe briefly the specific transactions that led to the issuance of the 890,668 shares common stock that you are registering. Ensure that these events are described in materially complete terms in an appropriate portion of the prospectus.

The Company has not issued these 890,668 shares of common stock. The Company is seeking to register these shares of common stock to make them available for issuance in the event certain provisions of the notes and warrants are triggered which would result in the issuance of shares of common stock, including (a) a fluctuation in the conversion rate of the notes in the event (i) there is an event of default under the notes, the selling stockholders elect to use the alternative conversion price to convert their notes, and the alternative conversion price is less than the then-current conversion price for the notes, or (ii) the Company undertakes certain issuances of common stock or convertible securities at prices lower than the then-current conversion price for the notes, and (b) a fluctuation in the number of shares of Common Stock issuable pursuant to the warrants as a result of the adjustment provisions of the warrant, including where the Company undertakes certain issuances of common stock or convertible securities at prices lower than the then-current exercise price for the warrants, as well as (c) shares of common stock that may be issued in satisfaction of monetary damages that may be payable by the Company in the future if the Company is in default under the Financing transaction documents. The Company will revise footnote (4) to read as follows (additions in bold italics and deletions in ~~bold strikethrough~~):

“(4) Represents an additional 890,668 shares of common stock, $0.00001 par value per share, that may become issuable in the event certain provisions of the Financing documents are subsequently triggered, including (a) as a result of decreasing conversion rates that could occur if there is an event of default under the Convertible Notes, the selling stockholders elect to use the alternative conversion price to convert their Convertible Notes, and the alternative conversion price is less than the then-current conversion price for the Convertible Notes, (b) a fluctuation in the number of shares of Common Stock issuable pursuant to the warrants as a result of the adjustment provisions in the warrant, and (c) if shares of common stock become issuable in satisfaction of monetary damages that may be payable by the Company in the future if the Company is in default ~~conversion or exercise price anti-dilution adjustments and shares of common stock that may be issued to the selling stockholders in satisfaction of other obligations~~ under the Financing transaction documents.”

Cover Page

4.	Revise the first paragraph to eliminate the reference to the adjustments due to anti-dilution provisions applicable to the notes and warrants, or tell us why this is key information that is appropriate for inclusion on the cover page. We would not object to a targeted and concise reference to the market-priced conversion rate features of the note on the cover page with a reference to the page number of the prospectus where you discuss those provisions and their impact on investors. Expand that paragraph to reference the page number of the prospectus where you described the issuances of common stock “in satisfaction of other obligations under the Financing transaction documents” in materially complete detail.

As requested, the Company will revise the first paragraph of the cover page to read as follows (additions in bold italics and deletions in ~~bold strike through~~):

“This prospectus relates to the sale or other disposition of up to an aggregate of 4,573,216 shares of our common stock offered by the selling stockholders identified in this prospectus or their transferees (hereinafter, the “offered shares”). All of the offered shares are issuable, or may in the future become issuable, with respect to securities issued in connection with a private placement financing by us consummated on April 11, 2013 (the “Financing”), including 7% Convertible Notes in the aggregate principal amount of $5,000,000 (the “Convertible Notes”) and warrants to acquire up to 746,268 shares of common stock (the “Warrants”). The shares of common stock being offered for resale by the selling stockholders pursuant to this prospectus include: shares of common stock which may be issued to selling stockholders as a result of conversion of the Convertible Notes; shares of common stock which may be issued in payment of interest on the Convertible Notes; shares of common stock issuable upon the exercise of the Warrants; additional shares of common stock that may be issued as a result of decreasing conversion rates that could occur if there is an event of default under the Convertible Notes, the selling stockholders elect to use the alternative conversion price to convert their Convertible Notes, and the alternative conversion price is less than the then-current conversion price for the Convertible Notes ~~to the selling stockholders upon conversion of the Convertible Notes or exercise of the Warrants as a result of conversion or exercise price anti-dilution adjustments applicable to the Convertible Notes and/or the Warrants~~; and shares of common stock that may be issued to the selling stockholders in satisfaction of other obligations under the Financing transaction documents, as described in further detail at page 27.”

Risk Factors, page 5

5.	Provide a risk factor that highlights the risks to potential investors that result from the conversion rate of the notes that fluctuates and provides a discount to a potentially decreasing market price. You should describe the adverse impact on future capital raising transactions and include a sensitivity analysis illustrating the impact of potential decreases in the price of your stock to 75%, 50%, and 25% of its current price, subject to any limitations. Also describe the risk from the alternate conversion price in case of default. Finally, consider whether more prominent, condensed disclosure of these provisions in the summary is appropriate.

The conversion rate of the notes fluctuates in the event (i) there is an event of default under the notes, the selling stockholders elect to use the alternative conversion price to convert their notes, and the alternative conversion price is less than the then-current conversion price for the notes, (ii) the Company undertakes certain stock dividends, split, combinations, distributions, or (iii) the Company undertakes certain issuances of common stock or convertible securities at prices lower than the then-current conversion price for the notes. Otherwise, the conversion rate of the notes is set at $2.01 per share of common stock. Accordingly, the Company will add this disclosure at page 27 of the Form S-3:

“Under the terms of the Convertible Notes, the conversion price of the Convertible Notes can fluctuate in the event (i) there is an event of default under the Convertible Notes, the selling stockholders elect to use the alternative conversion price to convert their Convertible Notes, and the alternative conversion price is less than the then-

current conversion price for the Convertible Notes, (ii) the Company undertakes certain stock dividends, split, combinations, distributions, or (iii) the Company undertakes certain issuances of common stock or convertible securities at prices lower than the then-current conversion price for the Convertible Notes. In such instances, the conversion price of the Convertible Notes can fluctuate materially lower than the current conversion price of $2.01 per share.

And will also insert a risk factor at page 23 of the Form S-3 as follows:

“The conversion price of the Convertible Notes can fluctuate under certain circumstances which, if triggered, can result in potentially material further dilution to our stockholders.

Under the terms of the Convertible Notes, the conversion price of the Convertible Notes can fluctuate in the event (i) there is an event of default under the Convertible Notes, the selling stockholders elect to use the alternative conversion price to convert their Convertible Notes, and the alternative conversion price is less than the then-current conversion price for the Convertible Notes, (ii) the Company undertakes certain stock dividends, split, combinations, distributions, or (iii) the Company undertakes certain issuances of common stock or convertible securities at prices lower than the then-current conversion price for the Convertible Notes. In such instances, the conversion price of the Convertible Notes can fluctuate materially lower than the current conversion price of $2.01 per share. By way of illustration, assuming the Company is in an event of default under the Convertible Notes and the selling stockholders elect to use the alternative conversion price to convert their Convertible Notes, the following table sets forth the dilutive impact of such a conversion assuming that the alternative price (i.e., the then-current conversion price or 80% of the volume-weighted average sale price for the common stock on the trading day immediately preceding such conversion) is approximately 25%, 50%, and 75% of the current conversion price of $2.01:

Conversion Price	Number of Shares to be Issued upon Conversion
$2.01 (current conversion price)	2,487,562
$1.50 (approximate 25% decrease)	3,333,332
$1.00 (approximate 50% decrease)	5,000,000
$0.50 (approximate 75% decrease)	10,000,000

Accordingly, if these provisions are triggered, then potentially material additional dilution to the existing stockholders of the Company may occur and the ability of the Company to complete a subsequent financing to fund its future operating needs could be materially adversely effected.”

Selling Securityholders, page 25

6.	Please expand this or another appropriate section to provide a materially complete description of each class of securities that would be converted or exercised to provide the shares of common that you are registering for resale. For example and without limitation, you should include a materially complete description of:

•	conversion and exercise rates, including the circumstances in which they require adjustment;

•	redemption or call provisions;

•	interest accrual, payment terms and maturity dates;

•	nature and scope of any security interest; and

•	interest payments subject to market price adjustments described in Section 1 of Exhibit 4.2.

Also, ensure that each transaction in which any of the notes, warrants or other securities that will be the sources of shares offered by means of the prospectus that were issued to the selling shareholders, are described in materially complete terms in the prospectus. Although we note that some of the terms are discussed, such as on page 26, all other material contractual arrangements with the selling shareholders should be similarly discussed.

As requested, at the end of the Selling Securityholders section of the Form S-3, the Company will add the following disclosure:

“Description of the Securities

The Convertible Notes

The Convertible Notes were issued in the principal amount of $5,000,000. The Convertible Notes have a maturity date of April 11, 2015. The Convertible Notes bear interest at 7% per annum and the Company may pay interest only until the maturity date. The Company may, at its election, issue shares of Common Stock in satisfaction of its interest obligations under the Convertible Notes, provided certain conditions have been met, and provided further that such Common Stock shall be issued at a price equal to 93% of the then-current market price for our Common Stock, as calculated under the Convertible Notes. The Convertible Notes are secured by all of our assets and are subordinated to our senior credit facility. In the event of default under the Convertible Notes, the Convertible Notes will bear interest at a default rate of eighteen percent (18%) per annum. The Convertible Notes are convertible into shares of our Common Stock at $2.01 per share. Under the terms of the Convertible Notes, the conversion price of the Notes can fluctuate in the event (i) there is an event of default under the Notes, the selling stockholders elect to use the alternative conversion price to convert their Notes, and the alternative conversion price is less than the then-current conversion price for the Notes, (ii) the Company undertakes certain stock dividends, split, combinations, distributions, or (iii) the Company undertakes certain issuances of common stock or convertible securities at prices lower than the then-current conversion price for the Notes. In such instances, the conversion price of the Notes can fluctuate materially lower than the current conversion price of $2.01 per share. The Convertible Notes are convertible by the Selling Securityholders at any time. The Company can force the conversion of the Convertible Notes by the Selling Securityholders in the event the trading price for our Common Stock exceeds 200% of the then current conversion price for a period of 90 trading days and certain other conditions have been met.

The Warrants

The Warrants are exercisable to purchase 746,268 shares of our Common Stock at $2.01 per share. The Warrants are exercisable until the fifth anniversary of the issuance date, April 11, 2013. The Company’s obligations under the Warrants are secured by all of our assets, subject to subordination to our senior credit facility. Under the terms of the Warrants, the exercise price of the Warrants can fluctuate in the event (i) the Company undertakes certain stock dividends, split, combinations, distributions, or (ii) the Company undertakes certain issuances of common stock or convertible securities at prices lower than the then-current exercise price for the Warrants. In such instances, the exercise price of the Warrants and the number of Warrants can fluctuate materially lower than the current exercise price of $2.01 per share.

7.	We note the description of warrants in your Forms 10-Q filed May 10, 2013 and 8-K filed May 9, 2013. Tell us whether you are not registering any of the shares of common underlying those warrants in this registration statement and if so, provide a materially complete discussion of the terms of the warrants, including a descriptions of the repricing and exchange offer.

The Company is not registering any of the shares of common stock issued pursuant to the repricing and subsequent exchange offer described in the Forms 10-Q filed May 10, 2013 and 8-K filed May 9, 2013.

Please do not hesitate to contact me at (949) 789-5216 if you should have any follow-up questions or comments.

Sincerely,

/s/ Kenneth S. Cragun

Kenneth S. Cragun

Chief Financial Officer of Local Corporation

C:	Heath Clarke, CEO of Local Corporation